Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

November 6, 2009
Welcome
The Integration Program Office (IPO) is continuing to progress; many of these achievements are communicated in this Integration Update. The IPO is tasked with finding the best possible scenarios for blending our leading organizations, while maintaining the benefits of our complementary businesses. Employees from both organizations are leading these efforts through various integration task force teams, and are providing valuable ideas for a smooth transition.
Baker Hughes and BJ Services representatives are continuing to prepare responses to a second request for information from the U.S. Department of Justice. As a result of the second request, the organizations now anticipate the merger to close in the first calendar quarter of 2010.
Integration Task Force Teams
Task forces have been established to address specific areas of integration. Each task force and their sub teams are developing detailed integration plans, goals and objectives that will ensure minimal disruption from day one of the merger close.
•	The information technology (IT) task force is being led by Ralph Foxworthy, BHI Product Line IT Director; Paul Yust, BJS Chief Information Officer; and Sharon Zaal, BJS Director, IT Standards and Project Management Office
The Human Resources, Finance and IT task forces have been launched and are staffing numerous sub teams with employees from both companies. The task force teams are establishing combined objectives and milestones, such as:
•	Payroll — Ensuring payroll systems remain functional until they can be properly integrated sometime after the merger close.

•	Legal — On day one legal entities will remain the same until they can be properly integrated.

•	Finance — Baker Hughes’ HFM financial reporting system will support BHI and BJS consolidated reporting on day one. The IT function will provide full support for this financial reporting requirement.

•	E-mail — It is expected that there will be e-mail connectivity between BHI and BJS on day one of the merger close.

•	Employee Search — The ability to electronically search for and identify employees in both companies on day one is anticipated.
Meetings to Date
Members of the BJ Services technology and operations support management team (listed below) presented to Baker Hughes members of the IPO and Integration Steering Committee (ISC) at the Tomball, Texas, facility on Monday, November 2. The presentations were well received and, while general in scope, provided a good overview of the vital functions performed by their groups.
•	Jeff Hibbeler—VP, Technology and Logistics

•	Ed Smith—VP, Technology

•	Lance Portman—Director, Coiled Tubing Research and Engineering

•	Jerry DeLaat—Director, Engineering

•	Kevin Krebs—Director, Global Manufacturing and Planning

•	Jack Kardow—Director, Global Supply Chain Management

•	Ken Kenner—Director, Global Training

•	Richard Godfrey—Director, Global QHSE and Trade Compliance
No business, personnel or intellectual property specifics were discussed, as it remains inappropriate at this stage of the integration to discuss anything of a proprietary nature.
North America and International Road Shows
Members of both companies’ executive teams are finalizing details for a road show that will visit various Baker Hughes and BJ Services operational locations by year end. The intent of the road show is to provide an overview of the integration process and introduce BHI’s leadership, overall organization, HSE and compliance philosophy, etc. to BJS management teams around the globe. Twelve North America road show presentations are planned for locations throughout the United States, Mexico and Canada. Road shows are being planned for each of BJS’ regional headquarters in Aberdeen, Dubai, Rio de Janeiro and Singapore as well.
Organization and Product Line Overview Presentations
Baker Hughes company and product line information will also be presented to key managers at the BJ Services Technology and Operations Support Center in Tomball before the end of this year.

Managers will learn more about the BHI organization, culture and product lines and have the opportunity to participate in a Q&A session.
•	November 13—BHI overall organization; Baker Atlas product line

•	November 20—INTEQ, Hughes Christensen and Baker Hughes Drilling Fluids product lines

•	December 4—Baker Oil Tools, Baker Petrolite and Centrilift product lines
To afford BHI employees the same view of BJS, we are in the process of scheduling three separate BJS presentations to BHI managers in the upcoming weeks. Presentations will cover:
•	BJS overall organization; process and pipeline services product line

•	Pressure pumping services (stimulation, cementing, coiled tubing, etc.) product lines

•	Oilfield services (chemical services, tool services, tubular services, completion tools, completion fluids, perforating systems) product lines
Following these presentations, managers will be in a better position to disseminate information regarding BHI and BJS product offerings to their organizations.
What to Remember
Baker Hughes and BJ Services will continue to operate independently until the merger has been approved by the stockholders and legally finalized.
•	All decisions related to this merger will be made by either the IPO or ISC.

•	All intercompany contacts must be preapproved by the IPO. Please remember that all communication and data requests should go through the IPO to ensure compliance and alignment with outlined objectives.
For Additional Information
Please feel free to submit questions to your respective HR department. All frequently asked questions and other communication regarding the integration are available on the transition website, www.premieroilservices.com.
As we proceed with the integration, please be assured that safety is a top priority for both Baker Hughes and BJ Services. Please do your part to ensure that our operations are as safe and environmentally responsible as ever.

Andy O’ Donnell	Dave Dunlap

Forward-Looking Statements
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600.
The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.